

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 23, 2017

Yiap Soon Keong
Chief Executive Officer
ECCO Auto World Corporation
Unit C, 4/F, China Insurance Building, 48 Cameron Road
Tsim Sha Tsui, Kowloon, Hong Kong

Re: ECCO Auto World Corporation
Registration Statement on Form S-1
Filed May 30, 2017
File No. 333-218334

Dear Mr. Yiap:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and assets consisting solely of cash and cash equivalents. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Cover Page

3.   The prominent disclosure on the cover page of your intention to be quoted on the OTCQB does not appear appropriate given the uncertainty that a market maker will apply to make a market in your common stock. Please revise.

4.   Please include information about the dealer prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

Prospectus Summary, page 2

5.   Please revise your disclosure in this section to clearly convey the current nature of your proposed business. In this regard, state that you have not yet generated any revenue, have a net loss, and that you have not yet developed a product. Briefly describe your application and your plans to monetize it. Furthermore, disclose what you have accomplished to date in furtherance of your business plan and what remains to be accomplished for you to begin generating revenue.

Risk Factors

6.   Please add a risk factor to clarify that you have had limited or no operations to date. Here and in the Business section, disclose that there can be no assurances that your efforts to develop the proposed ECCO App will succeed or that you will be able to successfully market the proposed application, if developed.

7.   We note Mr. Yiap will be offering the company's securities to the public while simultaneously offering his own shares for sale. Please add a risk factor that addresses this apparent conflict of interest.

Management's Discussion and Analysis, page 14

8.   You state that you do not believe your cash balance is sufficient to fund your operations. Please disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(a)(1) and (2) of Regulation S-K and Section IV of Interpretive Release 33-8350 for additional guidance.

Description of Business, page 15

9.   Please discuss in greater detail how you will develop ECCO App. Specifically, discuss whether you expect the application to be developed internally by your sole officer and employee, outsourced to contractors, or developed by some other means, and discuss who

will own the rights to the application. Also, discuss the significant milestones involved in the development process and in publicly launching your product.

10.   Please expand your business description to discuss your target market as well as the competitive conditions in your industry and in Malaysia specifically and to provide the disclosures required by Item 101(h) of Regulation S-K.

Directors and Executive Officers, page 23

11.   We note that Mr. Yiap is currently working at Wealthon Business Advisory. In light of this other business commitment, please indicate the number of hours per week that he devotes to your operations. Please also consider including risk factor disclosure that addresses limitations on the time and attention that he is able to devote to the company, and possible conflicts of interest faced by him as a result of this activity, in each case to the extent it poses significant risks to the company.

Security Ownership of Certain Beneficial Owners and Management, page 26

12.   Please identify the individual or individuals who have voting and dispositive power over the shares held by GreenPro Asia Strategic SPC. Refer to Item 403 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Attorney-Advisor, at (202) 551-3334 or, in his absence, me at (202) 551- 3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Jeff Denunzio
       V Financial Group, LLC